WEINBERG & COMPANY, P.A.
  _______________________

Certified Public Accountants


                             July 30, 2010




Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

RE:  Adelman Enterprises Inc.
     Commission File No. 0-53258


We have read the statements that we understand Adelman
Enterprises Inc. will include under Item 4.01 of the Amendment No. 1 to Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under
Item 4.01.




			Very truly yours,

			/s/ Weinberg & Co., P.A.

			Certified Public Accountants





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